[Chapman and Cutler LLP Letterhead]

January 12, 2024

VIA EDGAR CORRESPONDENCE

Lisa Larkin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Ms. Larkin:

This letter responds to your comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 26, 2023 (the “Registration Statement”). The Registration Statement relates to the Amplify Video Game Tech ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes that this is an automatically effective filing pursuant to Rule 485(b) of Securities Act of 1933, and as such, a Staff accountant is not required to review the Registration Statement. If the Registrant intends to request acceleration of the filing, please ensure a Staff accountant reviews the Registration Statement.

Response to Comment 1

The Registrant acknowledges the Staff’s comment relating to the requirement of a Staff accountant’s review of a Registration Statement filed pursuant to an acceleration request.

Comment 2 – Investment Objective.

The Staff notes that the investment objective states, “The Amplify Video Game Tech ETF seeks investment results that generally correspond (before fees and expenses) to the total return performance of the EEFund Video Game Tech™ Index (the “Index”).” Please change “correspond” to “correlate” as the Staff believes “correlate” is a more accurate term.

Response to Comment 2

The disclosure has been revised in accordance with the Staff’s comment.

Comment 3 – Principal Investment Strategies

Pursuant to Rule 35d-1 of the 1940 Act, please provide a 50% assets or revenue test to tie the name of the Fund to the way video game technology is defined. The Staff does not believe the name of the Fund is currently appropriately tied to video game technology as currently described in the Registration Statement.

Response to Comment 3

In accordance with the Staff’s comment, the disclosure has been revised as follows:

“The Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in exchange-listed companies that are primarily engaged in a business activity supporting or utilizing the video gaming industry. The Fund uses a “passive” or indexing approach to try to achieve the Fund’s investment objective. The Fund will invest at least 80% of its net assets (plus borrowing for investment purposes) in the component securities of the EEFund Video Game Tech™ Index. Unlike many investment companies, the Fund does not try to “beat” the Index and does not seek temporary defensive positions when markets decline or appear overvalued.

The Index is comprised of companies that are primarily engaged in a business activity supporting or utilizing the video gaming industry (“Video Gaming Companies”). Specifically, the Video Gaming Companies that comprise the Index include the following:

•	Primary Participants: Companies that are software developers or hardware providers for primarily the video game, education, virtual/augmented reality, or simulation markets, or companies whose business model primarily relies on delivering goods and services to or from segments of the video gaming industry.

•	Secondary Participants: Companies that maintain a partial business activity in video game related software or hardware, educational software, virtual / augmented reality technology, simulation technology or provide distribution or intellectual properties (such as names, images and artistic works used in the video gaming industry) to the aforementioned. Secondary Participants also includes companies whose business model partially relies on delivering goods and services to or from segments of the video gaming industry.

•	Diversified Participants: Large broad-based companies whose business framework supports the video game, educational software, or virtual reality/simulation segments of the video gaming industry (e.g., Sony Interactive Entertainment, Activision Blizzard and Nintendo) (“gaming conglomerate” companies).

•	Small Capitalization Companies: These are companies with market capitalizations less than $1 billion.

Weightings. All components are weighted as follows: Primary Participants – 70%, Secondary Participants - 10%, Diversified Participants – 10%, Small Capitalization Companies - 10%. The Index constituents are equally weighted within each category.

The Fund respectfully notes that the 50% assets/revenue test is not specifically required under Rule 35d-1(a)(2). Rule 35d-1(a)(2) states that a materially deceptive and misleading name of a fund includes “a name suggesting that the Fund focuses its investments in a particular type of investment or investments, …, unless: the Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its Assets in the particular type of investments, or in investments in the particular industry or industries, suggested by the Fund's name,” and the fund has adopted a policy to provide at least 60 days’ notice to shareholders of any change to the policy. The Fund has adopted an 80% policy to invest at least 80% of its assets in components on the Index, which are comprised of Video Gaming Companies. The Fund believes that the Index categories detailed above, including its weightings, denote an adequate economic tie to video gaming technology. Therefore, the Fund believes its name satisfies the requirements of Rule 35d-1(a)(2).

Comment 4 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“Companies that are not pure-play companies but provide intellectual property in support of the video game, educational software, or virtual reality/simulation segments (“non-pure-play” companies.”

Please be more specific to what is meant by “intellectual property”.

Response to Comment 4

Please refer to the Fund’s response to Comment No. 3 for the revised disclosure.

Comment 5 – Principal Investment Strategies

The Staff notes the following two bullet points set forth in the section entitled “Principal Investment Strategies”:

•	“Companies that are not pure-play companies but provide intellectual property in support of the video game, educational software, or virtual reality/simulation segments (“non-pure-play” companies).

•	Large broad-based companies whose business model supports the video game, educational software, or virtual reality/simulation segments (“gaming conglomerate” companies).”

Please add “of the video gaming industry” after segments for both of the above-reference bullet points.

Response to Comment 5

Please refer to the Fund’s response to Comment No. 3 for the revised disclosure.

Comment 6 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“Large broad-based companies whose business model supports the video game, educational software, or virtual reality/simulation segments of the video gaming industry (“gaming conglomerate” companies).”

Please clarify what is meant by “whose business model supports”.

Response to Comment 6

Please refer to the Fund’s response to Comment No. 3 for the revised disclosure.

Comment 7 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The initial universe of Video Gaming Companies is determined based on proprietary research and analysis conducted by EE Funds LLC (the “Video Gaming Index Provider”). The Video Gaming Index Provider uses a variety of publicly available resources for such analysis, including financial statements and other reports published by issuers to determine whether a company is actively engaged as a Video Gaming Company and its status as a pure-play, non-pure-play, or gaming conglomerate company (each, a “sector”).”

The Staff requests that the disclosure be revised to use a different term than “sector.”

Response to Comment 7

In accordance with the Staff’s comment, the disclosure has been revised as follows:

The initial universe of Video Gaming Companies is determined based on proprietary research and analysis conducted by EE Funds LLC (the “Video Gaming Index Provider”). The Video Gaming Index Provider uses a variety of publicly available resources for such analysis, including financial statements and other reports published by issuers to determine whether a company is actively engaged as a Video Gaming Company and its status as a Primary Participants Diversified Participant, Secondary Participant, or Small Capitalization Company (each, a “category”).

Comment 8 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“Video Gaming Companies are then screened for investibility…”

Please change “investbility” to “investability”.

Response to Comment 8

The disclosure has been revised in accordance with the Staff’s comment.

Comment 9 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“a minimum market capitalization of $300 million, an operating company structure (as opposed to a pass-through security)….

Please explain the relevance of the parenthetical or consider deleting if not necessary.

Response to Comment 9

In accordance with the Staff’s comment, the parenthetical has been removed from the disclosure.

Comment 10 – Principal Investment Strategies

Please add disclosure to the “Principal Investment Strategies” section regarding the Index Weighting Methodology.

Response to Comment 10

Please refer to the Fund’s response to Comment No. 3 for the revised disclosure.

Comment 11 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Fund invests at least 80% of its total assets, exclusive of collateral held from securities lending, in securities, ADRs, or GDRs of Video Gaming Companies.

Please confirm the 80% Policy should not include “under normal circumstances”.

Response to Comment 11

In accordance with the Staff’s comment, the disclosure has been revised as follows:

“Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities that comprise the Index,”

Comment 12 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Fund invests at least 80% of its total assets, exclusive of collateral held from securities lending, in securities, ADRs, or GDRs of Video Gaming Companies.”

Please confirm that “total assets” is equivalent to net assets plus borrowings for investment purposes under Rule 35d-1.

Response to Comment 12

The Fund confirms “total assets” is equivalent to net assets plus borrowings for investment purposes. However, the disclosure has been revised to state that the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities that comprise the Index. See the Fund’s response to Comment No. 11 for the revised disclosure.

Comment 13 – Principal Investment Strategies

Please specify what securities are included in the 20% bucket. If the Fund intends to invest in derivatives as part of the 20% bucket, please ensure enough specificity in the risk disclosure with respect to derivatives.

Response to Comment 13

The Fund points the Staff to the section entitled “Additional Information about the Fund’s Strategies and Risks – Principal Investment Strategies,” which includes the following disclosure: “The Fund may invest up to 20% of its total assets in equity securities that are not in the Fund’s Index to the extent that the Adviser believes such investments should help the Fund’s overall portfolio to provide returns substantially similar to the Index.” However, the Fund supplementally confirms that it does not intend use the 20% bucket to invest in derivatives.

Comment 14 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

Concentration Policy. The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any industry or group of industries, except to the extent the Index is concentrated in an industry or a group of industries.

Please disclose whether the Index is currently concentrated and if so, disclose the specific industry or group of industries in which the Index is concentrated.

Response to Comment 14

In accordance with the Staff’s comment, the Fund has revised the disclosure as follows:

“The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any one industry or group of industries, except to the extent that the Index concentrates in an industry or group of industries. As of the date of this prospectus, the Index is concentrated in the [______] industries.”

Comment 15 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. The Staff requests the Fund list its principal risks in the order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risk Disclosure.

Response to Comment 15

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 16– Principal Risks

The Staff notes that there is a “Concentration Risk” set forth in the section entitled “Principal Risks” but there is not a “Video Gaming Industry Risk.” Please consider adding an industry specific risk.

Response to Comment 16

The Fund respectfully declines to add a “Video Gaming Industry Risk” and points the Staff to the “Video Gaming Companies Risk” and “Concentration Risk.” The Fund believes the risks, as currently presented, are accurate for investor comprehension given the strategy of the Fund.

Comment 17 – Principal Risks

The Staff notes “ETF Risks” set forth in the section entitled “Principal Risks.” Please supplementally confirm if the Fund invests in instruments traded outside of a collateralized settlement system.

Response to Comment 17

The Registrant confirms that none of the instruments in which the Fund intends to invest in are traded outside of a collateralized settlement system.

Comment 18 – Principal Risks

Please confirm whether an “Index Provider Risk” should be included in the Principal Risks.

Response to Comment 18

In accordance with the Staff’s comment, the following disclosure has been added to the Fund’s prospectus:

Index Provider Risk. The Fund seeks to achieve returns that generally correlate, before fees and expenses, to the performance of the Index, as published by their Index Provider. There is no assurance that the Index Provider will compile the Index accurately, or that the Index will be determined, composed or calculated accurately. The composition of the Index is heavily dependent on information and data supplied by third parties over which the Adviser has no or limited ability to oversee. While the Index Provider gives descriptions of what the Index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in its indices, and it does not guarantee that its Index will be in line with its methodology. Because of this, if the composition of the Index reflects any errors, the Fund’s portfolio can be expected to also reflect the errors. In addition, data and information on non-U.S. countries may be unreliable or outdated or there may be less publicly available data or information about non-U.S. countries due to differences in registration, accounting, audit and financial record keeping standards which creates the potential for errors in Index data, Index computation and/or Index construction and could have an adverse effect on the Fund’s performance.

Comment 19 – Principal Risks

The Staff notes that not all the risks in the “Principal Risks” section are currently listed in alphabetical order. Please reconcile.

Response to Comment 19

The disclosure has been revised such that all risk factors in the “Principal Risks” section are listed in alphabetical order.

Comment 20 – Principal Risks

The Staff notes that the “Reliance on Trading Partners Risk” appears twice in the Principal Risk section. Please reconcile.

Response to Comment 20

In accordance with the Staff’s comment, the duplicative “Reliance on Trading Partners Risk” has been deleted from the prospectus.

Comment 21 – Purchase and Sale of Shares

Please supplementally inform the Staff whether “Creation Units” are purchased primarily with cash or are redeemed primarily with cash.

Response to Comment 21

The Fund confirms that Creation Units are expected to be purchased in-kind.

Comment 22– Non-Principal Investment Strategies

The Staff notes that “Securities Lending” appears as a Principal Risk and also appears under the “Non-Principal Investment Strategies” section. Please remove from the “Non-Principal Investment Strategies” section. Further, please revise the “Securities Lending Risk” to include any necessary disclosure from “Securities Lending” under the “Non-Principal Investment Strategies” section.

Response to Comment 22

Given the strategy of the Fund, the Fund does not believe that “Securities Lending” is a principal risk. Therefore, the disclosure has been revised to remove the “Securities Lending Risk” from the Principal Risks section in Item 4 and in Item 9. The disclosure under “Securities Lending” in the “Non-Principal Investment Strategies” section will remain.

In addition, the following risk factor has been added to the “Additional Risks of Investing in the Fund” section:

Securities Lending Risk. The Fund may engage in securities lending. The Fund may lose money if the borrower of the loaned securities delays returning in a timely manner or fails to return the loaned securities. Securities lending involves the risk that the Fund could lose money in the event of a decline in the value of collateral provided for loaned securities. In addition, the Fund bears the risk of loss in connection with its investment of the cash collateral it receives from a borrower. To the extent that the value or return of the Fund’s investment of the cash collateral declines below the amount owed to the borrower, the Fund may incur losses that exceed the amount it earned on lending the security.

Comment 23– Fund Investments

The Staff notes that “Cash Equivalents and Short-Term Investments” appears under “Fund Investments.” If these investments are principal, please add appropriate disclosure to the strategy section and risk section in Item 4 and Item 9.

Response to Comment 23

The Fund notes that it does not intend for cash equivalents and short-term investments to be principal investments of the Fund. The prospectus has been revised to differentiate between types of investments that are principal and those that are additional and non-principal.

Comment 24– Fund Investments

Please consider whether Emerging Markets Risk and/or risk regarding index issues should be added to the prospectus. The Staff notes that the Fund has an investment strategy to track an index with significant exposure to non-US companies in emerging and frontier markets. Please provide disclosure with respect to the following risks (and any related risks) associated with this investment strategy or explain to the Staff why such disclosure would not be appropriate: 1) the potential for errors in index data, index computation, and/or index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial record keeping standards, 2) the potential significance of such errors on the Fund’s performance, 3) limitations on the Fund Advisor’s ability to oversee the Index Provider’s due diligence process over index data prior to its use in index computation, construction and/or rebalancing, and/or 4) the rights and remedies associated with investments in the Fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities

Response to Comment 24

The disclosure has been revised in accordance with the Staff’s comment. Please see the revised “Index Provider Risk” and “Emerging Markets Risk” below:

Index Provider Risk. The Fund seeks to achieve returns that generally correlate, before fees and expenses, to the performance of the Index, as published by their Index Provider. There is no assurance that the Index Provider will compile the Index accurately, or that the Index will be determined, composed or calculated accurately. The composition of the Index is heavily dependent on information and data supplied by third parties over which the Adviser has no or limited ability to oversee. While the Index Provider gives descriptions of what the Index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in its indices, and it does not guarantee that its Index will be in line with its methodology. Because of this, if the composition of the Index reflects any errors, the Fund’s portfolio can be expected to also reflect the errors. In addition, data and information on non-U.S. countries may be unreliable or outdated or there may be less publicly available data or information about non-U.S. countries due to differences in registration, accounting, audit and financial record keeping standards which creates the potential for errors in Index data, Index computation and/or Index construction and could have an adverse effect on the Fund’s performance.

Emerging Markets Risk. Emerging market countries include, but are not limited to, those considered to be developing by the International Monetary Fund, the World Bank, the International Finance Corporation or one of the leading global investment banks. The majority of these countries are likely to be located in Asia, Latin America, the Middle East, Central and Eastern Europe, and Africa. Investments in emerging market issuers are subject to a greater risk of loss than investments in issuers located or operating in more developed markets. This is due to, among other things, the potential for greater market volatility, lower trading volume, higher levels of inflation, political and economic instability, greater risk of a market shutdown and more governmental limitations on foreign investments in emerging market countries than are typically found in more developed markets. Moreover, emerging markets often have less uniformity in accounting and reporting requirements, less reliable securities valuations and greater risks associated with custody of securities than developed markets. In addition, emerging markets often have greater risk of capital controls through such measures as taxes or interest rate control than developed markets. Certain emerging market countries may also lack the infrastructure necessary to attract large amounts of foreign trade and investment. Emerging market economies’ exposure to specific industries, such as tourism, and lack of efficient or sufficient health care systems, could make these economies especially vulnerable to global crises, including but not limited to, pandemics such as the global COVID-19 pandemic. In addition, the rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.

Comment 25 – Additional Risks of Investing in the Fund

The Staff notes that the “Emerging Markets Securities Risk” was a standalone risk in Item 4 but is a sub-set of the “Foreign Investment Risk” in Item 9. Please reconcile.

Response to Comment 25

In accordance with the Staff’s comment, the disclosure has been revised such that the “Emerging Markets Securities Risk” is a standalone risk in Item 9.

Comment 26 – Additional Risks of Investing in the Fund

The Staff notes that “Security Issuer Risk” appears under the section entitled “Additional Risks of Investing in the Fund.” Please supplementally explain to the Staff why “Security Issuer Risk” is not a principal risk to the Fund.

Response to Comment 26

The disclosure has been revised to include “Security Issuer Risk” under the Principal Risk section.

Comment 27 – Exhibits

The Registrant should include index license or sub-license agreements to which the Fund is a party as an exhibit to the Registration Statement, as applicable, as such contract would be considered an other material contract pursuant to Item 28(h) of Form N-1A.

Response to Comment 27

The Fund respectfully declines to file the Index licensing agreement as an exhibit to the Registration Statement as it is an agreement between the Adviser and the Index Provider to which the Fund is not a party. However, the Fund will file the Index sub-licensing agreement between the Fund and the Adviser.

Comment 28 – Exhibits

Given that financials are included in the Registration Statement, please include Exhibit J (Auditor’s Consent) as an Exhibit to the Registration Statement.

Response to Comment 28

The Fund confirms that the Independent Auditor’s consent will be included as an Exhibit to the Registration Statement.

Comment 29 – Exhibits

The Staff notes that the referenced Powers of Attorney are almost 8 years old. The Staff requests the Registrant provide updated Powers of Attorney.

Response to Comment 29

Pursuant to the Staff’s request, updated Powers of Attorney will be filed with the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren